4
1
<SROS>NASD
<REPORTING-OWNER>
  0001188692
  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Herley Industries, Inc.
  0000047035
  <IRS-NUMBER>23-2413500
</SUBJECT-COMPANY>
<PERIOD>01/02/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Silver, Alvin M.
   3061 Industry Drive


   Lancaster, PA 17603-4025
2. Issuer Name and Ticker or Trading Symbol
   Herley Industries, Inc. (HRLY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/2/03
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/31/02    M        2,500         A  $7.6253                     D  Direct
Common Stock                                  12/31/02    M        2,000         A  $8.3753      9,500          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $7.6253         12/31/02       M                          2,500            (1)          12/10/03
(right to buy)
Non-Qualified Stock Option     $8.3753         12/31/02       M                          2,000                         03/12/11
(right to buy)
Non-Qualified Stock Option     $8.7691                                                                                 12/10/03
(right to buy)
Non-Qualified Stock Option     $9.1253                                                                                 11/03/07
(right to buy)
Non-Qualified Stock Option     $10.4587                                                                                05/18/10
(right to buy)
Non-Qualified Stock Option     $13.1000                                                                                12/03/11
(right to buy)
Non-Qualified Stock Option     $19.5200                                                                                05/21/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     12/31/02  Common Stock                   2,500                     0             D   Direct
(right to buy)
Non-Qualified Stock Option     12/31/02  Common Stock                   2,000                     13,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   7,500                     7,500         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   15,000                    15,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   15,000                    15,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   7,500                     7,500         D   Direct
(right to buy)

Explanation of Responses:

(1)
The stock option becomes exercisable in two equal annual installments, 50% immediately, and 50%  one year after the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ Silver, Alvin M.
DATE 01/03/03